Exhibit 99.1

News Release	www.srtelecom.com

For more information:

Mr. William E. Aziz, Interim President and CEO
(514) 335-2429 Ext.4613

SR Telecom announces the completion of its 8.15% Debentures Exchange Offer, changes to its board of directors and the departure of its Chief Financial Officer

MONTREAL, August 25, 2005 - SR Telecom Inc. (TSX: SRX; Nasdaq: SRXA) announced the completion of its offer to exchange its outstanding CDN$71 million 8.15% debentures due August 31, 2005 (the "8.15% Debentures") and accrued interest thereon of approximately CDN$4.8 million into new 10% Secured Convertible Debentures due October 15, 2011 (the "10% Secured Convertible Debentures"). SR Telecom also announced the resignation and appointment of certain board members and the departure of Mr. David Adams, its Senior Vice-President, Finance and Chief Financial Officer.

Completion of the Exchange Offer

As previously announced, CDN$70.5 million in principal amount of the 8.15% Debentures were tendered, representing approximately 99.3% of the outstanding 8.15% Debentures. In exchange, the Corporation issued CDN$75.3 million of 10% Secured Convertible Debentures, representing principal and accrued interest on the 8.15% Debentures tendered. Funds and accounts managed by DDJ Capital Management, LLC hold approximately 33% of the outstanding 10% Secured Convertible Debentures.

In addition, SR Telecom has amended the terms of the 8.15% Debentures to, among other things, extend the maturity thereof to coincide with the maturity date of the 10% Secured Convertible Debentures and remove certain covenants. Holders of 8.15% Debentures who did not tender under the exchange offer continue to hold such debentures, which debentures are governed by the indenture so amended.

"We are pleased with the conclusion of the balance sheet restructuring of SR Telecom. We can now turn our attention to the innovation and customer service aspects of the business, as we develop and deploy our symmetry and WiMax solutions," said William E. Aziz, Interim President and Chief Executive Officer.

Jackson S. Craig, Vice President of DDJ Capital Management, also commented, "The consummation of the exchange offer completes the Company's recapitalization plan, and puts SR Telecom on a solid footing to execute on its business plan and capitalize on its future growth prospects."

Changes to the Board of Directors

As contemplated under the previously announced recapitalization plan of the Corporation, SR Telecom also announced the resignation of John C. Charles, Constance L. Crosby, Nancy E. McGee, Peter L. Jones, Paul E. Labbé and Robert E. Lamoureux as members of the board of directors of the Corporation effective today. On behalf of the Corporation, Lionel Hurtubise, Chairman of the SR Telecom Board of Directors, said, "SR Telecom wishes to thank the outgoing directors for their leadership and service to the Corporation and wish them success in their future endeavours."

The board of directors of the Corporation has appointed Kirk Flatow, Patrick J. Lavelle and Paul J. Griswold to act as directors effective today, filling three of the vacancies created by such resignations. SR Telecom expects that some of the remaining vacancies shall be filled at a future date.

Mr. Flatow is Senior Vice President, Advanced Semiconductor Packaging Group of Tessera, Inc. Prior to that, he served as Senior Vice President of Marketing and Sales, a position he assumed in February 2002. From January 2001 to December 2001, Mr. Flatow served as President and Chief Executive Officer of Novera Optics, Inc., a dynamic optical component company. From April 1997 to January 2001, Mr. Flatow held several executive positions at Harmonic, Inc., an optical networking company, including President of Broadband Access Network Division, Vice President of Worldwide Sales and Vice President of International Operations. From October 1994 to April 1997, Mr. Flatow served as Vice President of Business Development-North America for Flextronics International Ltd. Mr. Flatow was co-founder of nCHIP Inc. where, from February 1989 to October 1994, he held senior level positions including Vice President of Worldwide Sales, Vice President of Japan, Vice President of Finance and Chief Financial Officer. Mr. Flatow received a B.S. from the University of Santa Clara and an M.B.A. from the University of Chicago.

Mr. Lavelle is Chief Executive Officer of Patrick J. Lavelle and Associates, a management consulting firm. Mr. Lavelle is currently Chairman of UE Waterheaters Inc., and is a director of McQuarry Energy Inc., Westport Innovations Inc., Tahera Diamond Corporation, and Canadian Bank Note Company Limited. He serves as a Trustee of Arriscraft International Income Fund and Retrocom Mid-Market Real Estate Investment Trust. He is Chairman of the Bay of Spirits Gallery and on the advisory board of International M.B.A. Program at York University. Mr. Lavelle has previously served as Chairman and CEO of Unique Broadband Systems Inc., VP Corporate Development at Magna International Inc., Chairman of Export Development Corp., Chairman of the Business Development Bank of Canada, and a director of Lions Gate Entertainment Corp., Solign Technologies, Inc., Algoma Steel Inc., Proprietary Industries Inc., Newmex Minerals Inc. He was Chairman of Canadian Council for Aboriginal Business. He has served as Deputy Minister of Industry, Trade and Technology for Ontario, First Secretary of the Premier's Council, a senior advisor to the Planning and Priorities Board of the Ontario Cabinet and as agent General for the Government of Ontario in Paris, France.

Mr. Griswold is CEO of SLI Holdings International, LLC of Purchase New York. Prior to May 2003, he served as the President, Chief Executive Officer and Director of Paxar Corporation. He was elected President and Chief Executive Officer of the company in August 2001. He had previously served as the President and Chief Operating Officer since February 2000. Prior to that time, Mr. Griswold was the Senior Vice President, Protective Packaging and International Operations, at Pactiv Corporation, formerly Tenneco Packaging. Prior to joining Tenneco in 1994, he was the Vice President of Packaging Development and Procurement for Pepsi International.

Departure of the Chief Financial Officer

The Corporation announced the departure of David Adams as Senior Vice-President, Finance and Chief Financial Officer. To ensure proper transition, an agreement has been made that Mr. Adams will continue in his current capacity until no later than October 11, 2005.

"David has helped guide the Corporation through a challenging period and SR Telecom is grateful to David for his dedicated service," said Lionel Hurtubise, Chairman of SR Telecom's Board of Directors. "We would like to thank him for his contributions during his years with SR Telecom and wish him success in his future endeavours."

Mr. Hurtubise indicated that a search is already in progress for Mr. Adams' replacement.

Financial Advisor

Genuity Capital Markets advised SR Telecom on the recapitalization plan and led negotiations with the Debenture holders.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

About DDJ Capital Management, LLC
DDJ Capital Management, LLC is a boutique investment manager specializing in private equity and debt financings, as well as high yield and special situations investing. Founded in 1996, the Wellesley, Massachusetts based investment firm currently manages approximately $3 billion on behalf of 78 institutional clients.

Forward-looking statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance, financial condition and financing plans of the Corporation. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Corporation's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that all of the forward-looking statements in this news release are qualified by these cautionary statements and actual results or developments may differ from expected results or developments and that such differences may be significant. The Corporation expressly disclaims any obligation to update any forward-looking information.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.